SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                         STRATEGIC SOLUTIONS GROUP, INC.
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                                (Name of Issuer)

                         Common Stock, $.0001 Par Value
                   -------------------------------------------
                         (Title of Class of Securities)

                                   862776 10 1
                         -------------------------------
                                 (CUSIP Number)

                     Ernest Wagner, President (410) 757-2728
             1598 Whitehall Road, Suite E, Annapolis, Maryland 21401
  ----------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 August 17, 2001
                         -------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. (See Rule 13d-7).

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                  SCHEDULE 13D

CUSIP NO. 862776 10 1                                          Page 2 of 6 Pages


(1) Names of Reporting Persons, S.S. or I.R.S. Identification Nos. of Above Persons:

         Michael Damas

(2)      Check the Appropriate Box if a Member       (a) [ ]
         of a Group                                  (b) [ ]

(3)      SEC Use Only

(4)      Source of Funds                             N/A

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]


(6)      Citizenship or Place of Organization:       U.S. Citizen


Number of Shares
Beneficially Owned                 (7)      Sole Voting Power: 1,000,000
by Each Reporting                  (8)      Shared Voting Power: 0
Person With:                       (9)      Sole Dispositive Power: 1,000,000
                                   (10)     Shared Dispositive Power: 0

(11)     Aggregate Amount Beneficially Owned by Each Reporting Person

         Michael Damas:                              1,000,000

(12)     Check if the Aggregate Amount in the Row (11) Excludes
         Certain Shares [  ]

(13)     Percent of Class Represented by Amount in Row (11)   11.1%

(14)     Type of Reporting Person                    IN

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                                                               Page 3 of 6 Pages

         This Amendment No. 1 to the Schedule 13D ("Amendment No. 1") is being filed by Michael Damas (the "Reporting Person") pursuant to Rule 13d-2 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, with respect to the common stock, par value $.0001 per share ("Issuer Common Stock"), of Strategic Solutions Group, Inc., a Delaware corporation (the "Issuer"). This Amendment No. 1 supplements, amends and restates information contained in the Schedule 13D originally filed by the Reporting Person on March 16, 2000 (the "Schedule 13D"). Capitalized terms used in this Amendment No. 1 but not otherwise defined have the meaning ascribed to them in the Schedule 13D. The Schedule 13D is supplemented, amended and restated as follows:

ITEM 1.  SECURITY AND ISSUER

No change.


ITEM 2.  IDENTITY AND BACKGROUND

No change.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

No change.


ITEM 4.  PURPOSE OF TRANSACTION

No change.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     (a) Based on information contained in the Issuer's quarterly report on Form 10-QSB for the quarter ended June 30, 2001, as of July 25, 2001 there were 9,044,583 shares of Issuer Common Stock issued and outstanding. The reporting person is the beneficial owner of 1,000,000 shares of Issuer Common Stock, which shares represent approximately 11.1% of the total issued and outstanding shares.


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                                                               Page 4 of 6 Pages

     (b)  Michael Damas has the:

           (i)      Sole power to vote or to direct vote: 1,000,000 shares
           (ii)     Shared power to vote or to direct vote: 0
           (iii)    Sole  power  to  dispose  or  direct  the   disposition  of:
                    1,000,000 shares
           (iv)     Shared power to dispose or direct the disposition of: 0


     (c) In the last 60 days, Mr. Damas effected the following transactions in the shares of $.0001 par value Common Stock of SSGI:

Date of Transaction:    Nature of Transaction:    No. of Shares:    Price/Share:

    8/17/2001                   Sold                  250,000          $.24

     (d)      n/a

     (e)      n/a



ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.


On August 15, 2001, the Reporting Person executed and entered into a Stock Repurchase Agreement with the Issuer (the "Repurchase Agreement"), a copy of which is included as Exhibit 1 to this Amendment No. 1. The summary set forth below of certain provisions of the Repurchase Agreement is qualified in its entirety by reference to the full text of such agreement which is incorporated herein by this reference.

Pursuant to the terms of the Repurchase Agreement, the Reporting Person sold 250,000 shares of Issuer Common Stock to the Issuer. Such shares were sold by the Reporting Person for an aggregate amount of $60,000.00, representing an amount equal to $.24 per share. The transaction was consummated on August 17, 2001.

Pursuant to the terms of the Repurchase Agreement the Reporting Person has also committed to sell, and the Issuer has committed to buy, an additional 500,000 shares of Issuer Common Stock (the "Additional Shares"). The Issuer will pay for the Additional Shares on a monthly basis in the form of monthly principal payments made under a Promissory Note (the "Note") delivered to the Reporting Person under the terms of the Repurchase Agreement. The principal amount of the
Note is $120,000, representing the aggregate purchase price of the Additional Shares. The outstanding

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                                                               Page 5 of 6 Pages

principal amount of the Note bears interest at the rate of eight percent (8%) per annum. Pursuant to the terms of the Note and the Repurchase Agreement, the Issuer will make monthly principal payments to the Reporting Person in equal amounts and monthly interest over a period of 15 consecutive months. Each monthly principal payment by the Issuer under the Note shall be deemed payment for the repurchase of the proportionate number of Additional Shares as follows:

                                    Monthly PrincipalNumber of
                                    Payment          Additional Shares
                  Due Date (excluding interest)      Repurchased

                  09/15/01 $8,000                    33,334 shares
                  10/15/01 $8,000                    33,334 shares
                  11/15/01 $8,000                    33,334 shares
                  12/15/01 $8,000                    33,334 shares
                  01/15/02 $8,000                    33,334 shares
                  02/15/02 $8,000                    33,333 shares
                  03/15/02 $8,000                    33,333 shares
                  04/15/02 $8,000                    33,333 shares
                  05/15/02 $8,000                    33,333 shares
                  06/15/02 $8,000                    33,333 shares
                  07/15/02 $8,000                    33,333 shares
                  08/15/02 $8,000                    33,333 shares
                  09/15/02 $8,000                    33,333 shares
                  10/15/02 $8,000                    33,333 shares
                  11/15/02 $8,000                    33,333 shares

Within three (3) business days of receipt of each monthly principal and interest payment under the Note, the Reporting Person will deliver to the Issuer a stock certificate representing the number of Additional Shares repurchased by the Issuer, dated and duly endorsed in blank for transfer to the Issuer.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         Exhibit 1. Stock  Repurchase  Agreement,  dated as of August 15,  2001, between Strategic Solutions Group, Inc. and Michael Damas.
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                                    SIGNATURE                  Page 6 of 6 Pages

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


         Dated: August 23, 2001
                                                  /s/ Michael Damas
                                                  -----------------------------
                                                  Michael Damas